# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IBEX Ltd, CIK 0001720420
CUSIP: G4690M101
Title of class of securities: Common Shares, par value $0.0001
Address of issuer's principal executive offices: 1717 Pennsylvania Avenue NW, Suite 825, Washington, District Of Columbia (DC), 20006
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0001104659-22-001308
Filed by CIK 0001902511
Persons authorized to receive notices and communications: William Corson, 65 East 55th Street, New York, New York (NY), 10022, (646) 857-8000

## Reporting persons
- PineBridge Global Emerging Markets Partners II, L.P. (CIK 0001984825): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 508,436; sole dispositive power 0; shared dispositive power 508,436; aggregate amount beneficially owned 508,436 (3.9% of the class)
- PineBridge GEM II G.P., L.P. (CIK 0001902511): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 508,436; sole dispositive power 0; shared dispositive power 508,436; aggregate amount beneficially owned 508,436 (3.9% of the class)
- Leone John (CIK 0001974212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 508,436; sole dispositive power 0; shared dispositive power 508,436; aggregate amount beneficially owned 508,436 (3.9% of the class)
- Mellinger Pierre (CIK 0001984821): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 508,436; sole dispositive power 0; shared dispositive power 508,436; aggregate amount beneficially owned 508,436 (3.9% of the class)
- Clowe Kevin (CIK 0001984823): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 508,436; sole dispositive power 0; shared dispositive power 508,436; aggregate amount beneficially owned 508,436 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.0001
Name of issuer: IBEX Ltd
Address of issuer's principal executive offices: 1717 Pennsylvania Avenue NW, Suite 825, Washington, District Of Columbia (DC), 20006
Comment: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") is being filed by the undersigned, pursuant to Rule 13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on January 5, 2022, as amended by Amendment No. 1 filed with the SEC on September 17, 2024, Amendment No. 2 filed with the SEC on October 4, 2024, Amendment No. 3 filed with the SEC on November 22, 2024, Amendment No. 4 filed with the SEC on December 6, 2024, Amendment No. 5 filed with the SEC on January 7, 2025 and Amendment No. 6 filed with the SEC on February 14, 2025 (collectively, the "Schedule 13D"), with respect to the common shares, $0.0001 par value (the "Common Shares"), of IBEX Limited (the "Issuer"), whose principal executive offices are located at 1717 Pennsylvania Avenue NW, Suite 825, Washington, DC 20006. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

GEM II is the record owner of 508,436 Common Shares as of February 26, 2025. As the sole director of PineBridge GEM II GP Ltd., which is the sole general partner of GEM II, GEM II GP may be deemed to beneficially own the Common Shares directly owned by GEM II. As members of the Investment Committee, each of the Investment Committee Members may be deemed to beneficially own the Common Shares directly owned by GEM II.

PineBridge GEM II G.P., Co., a Cayman Islands company, is the sole general partner of GEM II GP. PineBridge GEM II G.P., Co. is a wholly-owned subsidiary of PineBridge Investments Partners LLC, a Delaware limited liability company that is a wholly-owned subsidiary of PineBridge Investments, L.P., a Cayman Islands partnership ("PILP"). The General Partner of PILP is Bridge Holdings Company Limited ("Bridge Holdings"). Bridge Holdings is wholly owned by Pacific Century Investment Holdings No. 1 Limited ("PCIH No. 1"). PCIH No. 1 is wholly owned by ChiltonLink Limited, which, in turn, is wholly owned by Richard Li. Each of PineBridge GEM II G.P., Co., PineBridge Investments Partners LLC, PILP, Bridge Holdings, PCIH No. 1, ChiltonLink Limited, and Richard Li disclaims beneficial ownership of the Common Shares directly owned by GEM II.

The percentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 13,191,924 Common Shares outstanding as of January 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on February 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except for the transactions listed in Exhibit 13 of this Amendment No. 7, the Reporting Persons have not effected any transactions with respect to the Common Shares since the filing of Amendment No. 6 on February 14, 2025 through February 26, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 26, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Common Shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 13 - Schedule of Transactions for Item 5(c) of Amendment No. 7.

## Signatures
- PineBridge Global Emerging Markets Partners II, L.P.: /s/ John Leone, By: PineBridge GEM II GP Ltd., its GP, By PineBridge GEM II G.P., L.P., its sole director, By PineBridge GEM II G.P., Co., its GP, By: John Leone, VP (02/27/2025)
- PineBridge GEM II G.P., L.P.: /s/ John Leone, By: PineBridge GEM II G.P., Co., its general partner, By: John Leone, Vice President (02/27/2025)
- Leone John: /s/ John Leone, John Leone (02/27/2025)
- Mellinger Pierre: */s/ Lindsay Johnson, Lindsay Johnson as attorney-in-fact (02/27/2025)
- Clowe Kevin: */s/ Lindsay Johnson, Lindsay Johnson as attorney-in-fact (02/27/2025)
Comment: *This Schedule 13D was executed by Lindsay Johnson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as an exhibit to the amendment to Form 3 filed by GEM II, GEM II GP, Mr. Mellinger and Mr. Clowe on July 13, 2023.